Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
www.Amgen.com

July 27, 2006

Mr. James Rosenberg
Senior Assistant Chief Accountant

Mr. Joseph Roesler
Accounting Branch Chief

Ms. Amy Bruckner
Staff Accountant

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C.  20549

Re:                           Amgen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
File No. 000-12477

Lady and Gentlemen:

In response to our telephone conversations with Ms. Amy Bruckner of July 11, 2006, and July 14, 2006, we are submitting this letter to supplement our response dated June 9, 2006 to your letter of May 25, 2006 (the “Letter”).

Product Sales, Sales Incentives and Returns

The following is provided in disclosure-type format in response to your Letter and our follow-up telephone conversations. The italicized text reflects changes to our 2005 Form 10-K disclosure.  Note that the underlined sentence represents an addition to the proposed disclosure in our letter dated June 9th based on our subsequent telephone conversations.  We believe that this revised disclosure addresses the points made in your communications with us and we intend to incorporate consistent disclosure in future Form 10-K filings.

“Rebates earned by healthcare providers such as clinics, hospitals and pharmacies in the United States are the sales incentives that are most difficult to estimate.  These rebates are performance-based offers that are primarily based on attaining contractually-specified sales volumes and growth.  As a result, the calculation of the accrual for these rebates is complicated by the need to estimate customer buying patterns and the resulting applicable contractual rebate rate(s) to be earned over a contractual period.  These rebates totaled $1,344 million in 2005, $1,033 million in 2004, and $520 million in 2003.  We believe that the methodology we use to accrue for rebates is reasonable and appropriate given current facts and circumstances.  However, actual results may differ.  Based on our recent experience, changes in annual estimates related to prior annual periods have been less than 2% of the estimated rebate amounts charged against product sales for such periods. These changes in annual estimates substantially relate to sales made in the immediately preceding annual period.  A 2% change in our rebate estimate attributable to rebates recognized in 2005 would have had an impact of approximately $27 million on our 2005 product sales and a corresponding impact on our financial condition and liquidity.”

In addition, the following information is provided supplementally to assist the staff in its review:

Based on our knowledge of and experience with our contractual arrangements with healthcare providers, along with our close monitoring of their buying activity, we believe our past experience provides a reasonable basis for our methodology for accruing  rebates and the related disclosure in our Summary of Critical Accounting Policies, noted above.

EPOGEN® Revenue Recognition

The following is provided in disclosure-type format in response to your Letter and our follow-up telephone conversations.  The italicized text reflects additions to our 2005 Form 10-K disclosure.  We believe that this revised disclosure addresses the points made in your communications with us and we intend to incorporate consistent disclosure in future Form 10-K filings.

“We have the exclusive right to sell Epoetin alfa for dialysis, certain diagnostics, and all non-human, non-research uses in the United States.  We sell Epoetin alfa under the brand name EPOGEN®.  We granted to Johnson & Johnson a license relating to Epoetin alfa for sales in the United States for all human uses except dialysis and diagnostics.  This license agreement, which is perpetual, may be terminated for various reasons, including upon mutual agreement of the parties or default.  The parties are required to compensate each other for Epoetin alfa sales that either party makes into the other party’s exclusive market, sometimes referred to as “spillover.”  Accordingly, we do not recognize product sales we make into the exclusive market of Johnson & Johnson and do recognize the product sales made by Johnson & Johnson into our exclusive market.

The amount of EPOGEN® product sales we recognize each period consists of: (i) the amount of EPOGEN® we ship to our customers who are wholesale distributors of pharmaceutical products, and (ii) adjustments for spillover, as described below.  Sales to our customers are evidenced by binding written agreements and purchase orders, and accordingly, the amounts are fixed and determinable.  The calculated spillover amount has no impact on the amounts owed to us by our customers.

We are employing an arbitrated audit methodology to measure each party’s spillover based on independent third-party data on shipments to end users and their estimated usage.  Data on end user usage is derived in part using market sampling techniques, and accordingly, the results of such sampling can produce variability in the amount of recognized spillover.  We initially recognize spillover based on estimates of shipments to end users and their usage, utilizing historical third-party data and subsequently adjust such amounts based on revised third-party data as received.  Differences between initial estimates of spillover and amounts based on revised third-party data could produce materially different amounts for recognized EPOGEN® sales.  However, such differences to date have not been material.”

In addition, the following information is provided supplementally to assist the staff in its review:

We have employed the same basic methodology to estimate spillover for over eight years, and it has consistently produced reliable results.  For example, the changes in spillover estimates during the three years ended December 31, 2005 impacted reported EPOGEN® product sales by only an average of approximately 1% per year and net income by only an average of approximately 0.5% per year.  Furthermore, the significance of EPOGEN® product sales to our overall results has significantly declined over the years.  From 2001 to 2005, EPOGEN® product sales as a percentage of total product sales declined from 60% to 20%.  This reduction in EPOGEN® contribution to total product sales is expected to continue due to the more rapid growth of our other existing products and the anticipated introduction of new products.

As a result of the immaterial impact of the resulting changes in estimates in this area, we do not believe disclosing the amounts of such changes in our Summary of Critical Accounting Policies is informative or material to a reader of our financial statements.  Furthermore, given the overall decline in significance of EPOGEN® product sales to our financial results, we will continue to evaluate the appropriateness of including disclosure of this estimation process in our Summary of Critical Accounting Policies in future filings on Form 10-K.

Certain Financing Arrangements

The following is provided in disclosure-type format in response to your Letter and our follow-up telephone conversations.  We believe that this disclosure addresses the points made in your communications with us and we intend to incorporate consistent disclosure in future filings where we discuss our convertible note hedges:

“Because we have the choice of settling the convertible note hedges in cash or shares of our stock, and these contracts meet all of the applicable criteria for equity classification as outlined in EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock,” the cost of the convertible note hedges, which aggregated $1.5 billion, was classified in stockholders’ equity.  In addition, because these contracts are both classified in stockholders’ equity and are indexed to our own stock, they are not accounted for as derivatives under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

Please contact Charles Ruck of Latham & Watkins at (714) 755-8245 or me at (805) 447-1000 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ Richard D. Nanula

Richard D. Nanula
Executive Vice President and Chief Financial Officer

cc:	David J. Scott
John Huber (Latham & Watkins)
Charles K. Ruck (Latham & Watkins)
Don Ferrera (Ernst & Young)